Exhibit 12.1

STATEMENT REGARDING THE COMPUTATION OF RATIOS

Our earnings are inadequate to cover combined fixed charges and preference dividends. The following table sets forth the dollar amount of the deficiency (in thousands) to cover fixed charges for the periods indicated.

	Three Months Ended March 31,	Year Ended December 31,
	2018	2017	2016	2015
EARNINGS:
Net loss before taxes	$(17,103)	$(50,835)	$(21,162)	$(11,294)
Plus fixed charges	16	845	32	555

Earnings as defined	$(17,087)	$(49,990)	$(21,130)	$(10,739)

FIXED CHARGES:
Interest expense & amortization of debt issuance costs	$—	$763	$—	$547
Estimated interest component of rental expense(1)	16	82	32	8

Total fixed charges	$16	$845	$32	$555

RATIO OF EARNINGS TO FIXED CHARGES	N/A	N/A	N/A	N/A

Earnings were insufficient to cover fixed charges by $17.1 million for the three months ended March 31, 2018, $50.8 million in 2017, $21.2 million in 2016, and $11.3 million in 2015.

(1)	Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest.

For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are identical to the ratios presented in the tables above.